UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 23, 2010

REBORNNE (USA), INC.
(Exact name of registrant as specified in its charter)

Florida	333-110324	90-0515106
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

c/o Rebornne New Zealand Limited
Level 23, 120 Albert Street
Auckland City, Auckland, New Zealand
Postal Code: 1010
 (Address of Principal Executive Offices) (Zip Code)

(+0064) 9-909-8886
(Issuer Telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

REBORNNE (USA), INC.
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

REBORNNE (USA), INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF REBORNNE (USA), INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about March 23, 2010, to the holders of common stock, par value $0.001 per share of Rebornne (USA), Inc., a Florida corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing director and the appointment of the new director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On January 29, 2010, the Company entered into a share purchase agreement (the “Purchase Agreement”) with Rebornne New Zealand Limited (“Rebornne”). On March 22, the Company completed the transactions contemplated by the Purchase Agreement pursuant to which the Company issued a total of 750,000 shares (post reverse split), representing approximately 51% of the issued and outstanding common stock of the Company after the reverse split on the closing date, to Rebornne for a cash payment of $240,000. As a result, Rebornne became the majority shareholder of the Company.  The transaction resulted in a change in control of the Company.

In connection with the change of control transaction, Scott J. Silverman resigned from the Board of Directors effective ten (10) days following the filing and mailing of this Schedule 14f-1 as promulgated by the Securities Exchange Act of 1934. On March 22, 2010, Mr. Silverman resigned from all his positions as officer of the Company effectively immediately. Dairy Global was appointed as the sole officer of the Company effectively immediately and appointed as the sole director effective ten (10) days following the filing and mailing of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

As of the date hereof, the Company had 100,000,000 authorized shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share, of which 1,469,844 shares of common stock are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned as of the filing date hereof (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 1,469,844 shares of common stock issued and outstanding.

Name and Address of Beneficial Owner (1)(2)	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Dairy Global (4)	750,000	51%
All Executive Officers and Directors as a group (1 person)	750,000	51%

(1)
Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)	The address is c/o Rebornne New Zealand Limited, Level 23, 120 Albert Street, Auckland City, Auckland, New Zealand Postal Code: 1010.

(3)
Applicable percentage of ownership is based on 1,469,844 shares of common stock issued and outstanding after the transaction contemplated by the Purchase Agreement. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Common stock subject to securities exercisable for or convertible into common stock that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)	All 750,000 shares were issued to Mr. Global pursuant to the Purchase Agreement at the closing.

CHANGES IN CONTROL

On January 29, 2010, the Company entered into a share purchase agreement (the “Purchase Agreement”) with Rebornne New Zealand Limited (“Rebornne”). On March 22, the Company completed the transactions contemplated by the Purchase Agreement pursuant to which the Company issued a total of 750,000 shares (post reverse split), representing approximately 51% of the issued and outstanding common stock of the Company after the reverse split on the closing date, to Rebornne for a cash payment of $240,000. As a result, Rebornne became the majority shareholder of the Company.

In connection with the closing of the Purchase Agreement, Scott J. Silverman resigned as the officer of the Company and Dairy Global was appointed as the new office of the Company, effective immediately. In addition, Scott J. Silverman has resigned as the director of the Company and Dairy Global has been appointed as the new director of the Company upon effectiveness of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name	Age	Position
Dairy Global	41	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman of the Board of Directors
Scott J. Silverman (1)	40	Director

(1)	Scott J. Silverman resigned as a director of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

DAIRY GLOBAL, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman of the Board of Directors. Mr. Global have over 20 years experience in international trade, manufacturing and engineering.  Mr. Global graduated from Beijing University of Aeronautics and Astronautics majoring in Engineering in 1990. He have a proven track record in senior management, covering change management, business planning and strategic direction, day-to-day management, general management, supply chain management, manufacturing, operations and logistics, retail, sales and marketing, human resources and finance and administration.

He began his career for Hainan Airline as a Aircraft-electric engineer , by being selected to Boeing Inc, USA for his working performance and was granted the graduation diploma by Boeing, Inc, USA in Seattle, USA. In 2001, Mr Global founded Rebornne New Zealand Limited after running several companies which build up with extensive national and international experience including food & beverage, energy, engineering, industrial plant and equipment services. In 2006, Rebornne New Zealand Limited established Rebornne China Dairy Factory in southern China to meet the increasing market demands in China. Rebornne also established Dongying Dairy Factory in northern China later on.

SCOTT J. SILVERMAN, our former President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors, brings many years of corporate, operational and financial experience to us. He began his career at Asiel and Company, an investment banking firm in New York, by being selected for the Arbitrage Trader Training Program, where he performed financial analysis and executed trades in marketable securities. Mr. Silverman then joined Fishs Eddy of New York, a chain of retail tabletop and glassware stores, as their Vice President of Operations. While at Fishs Eddy, he reorganized the management of the company, preparing it for a nationwide expansion, sought out capital for that expansion, and executed the first stage of the expansion to the local tri-state area. He was in charge of all aspects of personnel, operational, and financial management for the company. Following his departure, Mr. Silverman formed PTV, LLC, and acquired a distressed chain of retail stores. This company was reorganized and subsequently sold after a successful turnaround. He served as VP of Operations and CFO of ICV, a venture capital and financial management firm in New York where he oversaw day-to-day operations and finance for the firm’s multi-national interests. After serving as an equity trader at Dalton Kent Securities, Mr. Silverman formed Alicanto Group, Inc., a corporate management and venture capital firm, where he provided consulting services to pre-revenue companies. The company specializes in providing turn-key operational and managerial back office solutions to small companies.

Mr. Silverman earned his BBA degree in Finance from George Washington University’s School of Business and Public Management. He held NASD Series 7, 63 and 55 licenses until their expiration in October, 2005. He was listed in the Who’s Who Guide of Business Leaders Worldwide in 1994 and his company was honored in Entrepreneur Magazine’s list of “Hot 100” fastest growing companies in 1998.

Family Relationships

There are no family relationships between the officers or directors of the Company.

Employment Agreements of the Executive Officers

We currently did not enter into any employment agreement with our executive officers.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

EXECUTIVE COMPENSATION

Executive Compensation Summary

The following table sets forth all cash compensation for the year ended December 31, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
Scott J. Silverman,	2009	$150,000	0	0	0	0	0	0	$150,000
former President,	2008	$150,000	0	0	0	0	0	0	$150,000
CEO, CFO and Director (1)

(1)
On March 22, 2010, Scott J. Silverman resigned as the officer of the Company effective immediately. In addition, Scott J. Silverman has resigned as the directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

Scott J. Silverman forgave a total of accrued salary of $397,169 owed to him as of January 29, 2010, and cancelled his outstanding stock options with the Company and his employment agreement, as disclosed in the Definitive 14C filed on February 16, 2010. No other retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Florida Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the transactions contemplated by the Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Rebornne (USA), Inc.
c/o Rebornne New Zealand Limited
Level 23, 120 Albert Street
Auckland City, Auckland, New Zealand
Postal Code: 1010

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

REBORNNE (USA), INC.

Date: March 23, 2010	By:	/s/ Dairy Global
Dairy Global President and CEO